Rule 424(b)(2)
                                                    Registration No. 333-60474


AMENDMENT NO. 1 dated January 7, 2004
PRICING SUPPLEMENT NO. 103 dated December 30, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PVQ1

ISIN:                           US52517PVQ17

Specified Currency:             US Dollars

Principal Amount:               US$3,000,000.00

                                Total                  Per Note
Issue Price:                    US$3,000,000.00        100%
Agent's Commission:             US$        0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$3,000,000.00        100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $12,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent         [X ]  As principal  (See
                                                         "Underwriting" below.)

Trade Date:                     December 30, 2003

Original Issue Date:            January 28, 2004

Stated Maturity Date:           January 28, 2014

Amortizing Note:                [  ]  Yes      [X ]  No

Amortization Schedule:          Not applicable

[X ]   Fixed Rate Note

[  ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  _________________________

Interest Rate per Annum:        7.00%, subject to "Interest Accrual"
                                provisions, as described below.

Interest Payment Dates:         Each January 28, April 28, July 28 and
                                October 28, commencing on April 28, 2004.

Interest Accrual:               Interest will accrue (at a rate of 7% per
                                annum) on each day on which the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate for the relevant Accrual Determination Date is equal to or greater than 0. If, however, the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate is less than 0, then no interest will accrue on the related day. See
                                "Risk Factors" below for certain relevant considerations.

30-Year CMS Rate:               The rate that appears on Reuters page ISDA FIX3
                                under the heading "30YR" at 3:00 p.m., New
                                York city time. If such rate does not appear on Reuters page ISDA FIX3, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

2-Year CMS Rate:                The rate that appears on Reuters page ISDA FIX3
                                under the heading "2YR" at 3:00 p.m., New York city time. If such rate does not appear on Reuters page ISDA FIX3, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 3:00 p.m., New York city time; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the designated maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.


Accrual Determination Date:     With respect to each New York Business Day that
                                does not occur during the Suspension Period, that New York Business Day. With respect to each day that is not a New York Business Day not occurring during the Suspension Period, the last preceding New York Business Day. With respect to each day occurring during the Suspension Period, the Accrual Determination
                                Date will be the last New York Business Day preceding the first day of such Suspension
                                Period.

Suspension Period:              The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of the
                                actual number of days in the year and the actual number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest
                                Payment Date, commencing on April 28, 2004.
                                Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Optional Repayment:             The holder of the Note may not elect repayment
                                of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:          Lehman Brothers Holdings may not extend the
                                Stated Maturity Date of the Note.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $10,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors, A1 by Moodys Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 2-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer